UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                            The Fairchild Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    303698104
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 26, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                                                   PAGE 1 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO.  303698104                                     PAGE  2  OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    1,795,800
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            1,795,800

       10             SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,795,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14     TYPE OF REPORTING PERSON

             CO

------ --------------

                                  SCHEDULE 13D

CUSIP NO.  303698104                                     PAGE  3   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,795,800

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,795,800

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,795,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                  SCHEDULE 13D

CUSIP NO.   303698104                                    PAGE  4   OF  10  PAGES
         -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,795,800

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,795,800

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,795,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                  SCHEDULE 13D

CUSIP NO.    303698104                                   PAGE  5   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY

4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    1,795,800
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            1,795,800

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,795,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                  SCHEDULE 13D

CUSIP NO.    303698104                                   PAGE  6   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    1,795,800
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            1,795,800

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,795,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14     TYPE OF REPORTING PERSON

             CO

------ --------------

CUSIP NO.  303698104



ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13D, dated February 20, 1997, as amended by Amendment No. 1 dated March 21, 1997, Amendment No. 2 dated May 7, 1997, Amendment No. 3 dated August 25, 1997 and Amendment No. 4 dated November 6, 1997, relating to the Class A Common Stock, par value $.10 per share of The Fairchild Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at Washington Dulles International Airport, 300 West Service Road, P.O. Box 10803, Chantilly, Virginia, 20153. The Company's shares of Class A Common Stock (the "Common Stock") are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the statement.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

            The Shares were purchased with the personal funds of the Partnership in the amount of $30,123,502.37.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the statement are hereby amended and restated to read in their entirety as follows:



                                                   PAGE 7 OF 10 PAGES

CUSIP NO.  303698104


(a) This statement on Schedule 13D relates to 1,795,800 Shares benefi cially owned by the Reporting Persons, which constitute approximately 12.8% of the issued and outstanding Shares.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,795,800 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 1,795,800 Shares.

(c) Since the last filing, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is amended by deleting on the second line the number "1,648,600" and replacing it with the number "1,795,800".


                                                   PAGE 8 OF 10 PAGES

CUSIP NO.  303698104


                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1997


                              J.J. CRAMER & CO.

                              By:  /s/ James J. Cramer
                                   -----------------------------
                                   Name: James J. Cramer
                                   Title: President


                               /s/ James J. Cramer
                              ----------------------------------
                              James J. Cramer


                               /s/ Karen L. Cramer
                              ----------------------------------
                              Karen L. Cramer


                              CRAMER PARTNERS, L.P.

                              By:   CRAMER CAPITAL CORPORATION
                                    its general partner

                              By:  /s/ James J. Cramer
                                   -----------------------------
                                   Name: James J. Cramer
                                   Title: President


                              CRAMER CAPITAL CORPORATION

                              By:  /s/ James J. Cramer
                                   -----------------------------
                                   Name: James J. Cramer
                                   Title: President



                                                   PAGE 9 OF 10 PAGES

CUSIP NO.  303698104



                                EXHIBIT B
                                ---------

                      Transactions in Common Stock
                   of The Company in the last 60 Days



                    No. of Shares
Trade Dates         Purchased/Sold            Cost Per Share        Type
-----------         --------------            --------------        ----
11/7/97                 20,000                   23.9996              P
11/11/97                25,000                   23.0000              P
11/12/97                25,000                   22.0000              P
11/13/97                 6,400                   22.6250              P
11/17/97                10,000                   23.1250              P
11/24/97                15,000                   22.6950              P
11/25/97                28,000                   22.3099              P
11/26/97                17,000                   22.0000              P








                                                   PAGE 10 OF 10 PAGES